UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MICROS SYSTEMS, INC.

(Name of Subject Company)

MICROS SYSTEMS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.025 per share

(Title of Class of Securities)

594901100

(CUSIP Number of Class of Securities)

Peter A. Altabef

President and Chief Executive Officer

MICROS Systems, Inc.

7031 Columbia Gateway Drive

Columbia, Maryland 21046-2289

(443) 285-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Richard B. Aldridge

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-4829

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information

Name and Address

The name of the subject company is MICROS Systems, Inc., a Maryland corporation (“Company,” “MICROS,” “we,” “our” or “us”), and the address and telephone number of its principal executive offices are 7031 Columbia Gateway Drive, Columbia, Maryland 21046-2289.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Statement”) relates is MICROS’ common stock, par value $0.025 per share (“Common Stock” or “Shares”). As of June 25, 2014, there were 74,817,363 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

MICROS is the person filing this Statement. The Company’s name, address and business telephone number are set forth in “Item 1. Subject Company Information,” which information is incorporated herein by reference. The Company’s website address is www.micros.com. The information on the Company’s website is not considered a part of this Statement.

Tender Offer and Merger

This Statement relates to the cash tender offer by Rocket Acquisition Corporation, a Maryland corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all issued and outstanding shares of Common Stock at a purchase price of $68.00 per share, payable net to the sellers in cash, without interest thereon and subject to any required withholding of taxes (“Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (“SEC”) on July 3, 2014, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2014 (as it may be amended or supplemented, “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, “Letter of Transmittal” and, together with the Offer to Purchase, “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 22, 2014 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and, solely for certain limited purposes, Oracle. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The Merger Agreement is summarized in Section 11, entitled “The Merger Agreement; Other Agreements” of the Offer to Purchase. The Merger Agreement provides, among other things, that as soon as practicable following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (“Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, “Transactions”), with the Company surviving as a subsidiary of Oracle (“Surviving Corporation”). At the effective time of the Merger (“Effective Time”), each outstanding Share (other than (i) Shares that are owned by Oracle, Parent or Purchaser or any other direct or indirect subsidiary of Oracle or Parent and (ii) Shares that are owned by the Company or any of the Company’s direct or indirect wholly-owned subsidiaries) will be converted into the right to receive an amount per Share equal to the Offer

Price paid in the Offer (“Merger Consideration”). In connection with the Merger, the unvested portion of each Company stock option (the “Company Compensatory Award”) that is outstanding immediately prior to the Effective Time and held by a person who is an employee of, or a consultant to, the Company or any of its subsidiaries immediately prior to the Effective Time will be assumed by Oracle and converted automatically at the Effective Time into an option denominated in shares of Oracle common stock as set forth in Item 3 of this Statement under the headings “Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards.” Notwithstanding the foregoing, (i) the vested portion (including any portion that pursuant to its terms becomes vested solely as a result of the transactions contemplated by the Merger Agreement) of each outstanding Company Compensatory Award immediately prior to the Effective Time, and (ii) the vested and unvested portion of each outstanding Company Compensatory Award held by a person who is not an employee of, or consultant to, the Company or any of its subsidiaries immediately prior to the Effective Time (each such award, or vested portion thereof, as the case may be, a “Cashed Out Compensatory Award”), will not be assumed by Oracle and will, immediately prior to the Effective Time, be cancelled and extinguished and, in exchange therefor, each former holder of such Cashed Out Compensatory Award will have the right to receive an amount in cash equal to the product of (x) the aggregate number of shares of Common Stock subject to such Cashed Out Compensatory Award (or relevant portion thereof) immediately prior to the Effective Time and (y) the Offer Price less any per share exercise or purchase price of such Cashed Out Compensatory Award (or relevant portion thereof) immediately prior to such cancellation.

The Merger Agreement governs the contractual rights among the Company, Parent, Purchaser and, solely for certain limited purposes, Oracle, in relation to the Offer, the Merger, and the transactions contemplated therein. The Merger Agreement has been included as an exhibit to this Statement to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent, Purchaser or Oracle, in the Company’s or Oracle’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the execution of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk between the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent, Purchaser or Oracle. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Parent, Purchaser or Oracle, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Parent has formed Purchaser solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(A) to the Schedule TO, the business address and telephone number of Parent and Purchaser are 500 Oracle Parkway, Redwood City, California 94065, (650) 506-7000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as disclosed in this Statement or as otherwise incorporated by reference herein, or in the information statement (described below), as of the date of this Statement, there is no material agreement, arrangement or understanding, or actual or potential conflict of interest between the Company or any of its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) Parent, Purchaser or Oracle, or their respective executive officers, directors or affiliates.

The Company expects to file with the SEC an information statement (the “Information Statement”) and transmit it to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company’s Board of Directors other than at a meeting of the Company’s stockholders after acquiring Shares pursuant to the Offer.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Arrangements between the Company, Parent, Purchaser and Oracle

Merger Agreement

A summary of the Merger Agreement is contained in Section 11 entitled “The Merger Agreement; Other Agreements” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The Merger Agreement, the Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Purchaser, Parent or any of their respective subsidiaries or affiliates. See “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” above for a description of the limitations on relying on the terms of the Merger Agreement.

Confidentiality Agreement

The Company and Oracle are parties to a confidentiality agreement (“Confidentiality Agreement”) effective as of April 12, 2014. The Confidentiality Agreement provides, among other things, that, in connection with an evaluation, negotiation, facilitation or pursuit of a possible strategic transaction, each of Oracle and the Company may deliver to the other party certain confidential information, and that the receiving party will keep all such information relating to the other party confidential and will not disclose such information to any other person (except to its respective representatives who need to know such information in order to assist a party in its evaluation of the possible transaction, and who are informed by that party of the confidential nature of such information) without the consent of the other party.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Agreement

The Company and Oracle are parties to an exclusivity agreement (“Exclusivity Agreement”) dated as of June 6, 2014 and effective as of June 6, 2014 whereby, in connection with discussions regarding a possible transaction between the Company and Oracle and the requirement to expend a substantial amount of time and resources to evaluate such transaction, the Company and Oracle agreed that, from June 6, 2014 through June 30, 2014, the Company, its subsidiaries and representatives would (1) suspend and not pursue or engage in further substantive discussions or negotiations regarding a possible acquisition of the Company by a third party and (2) would not (a) solicit, initiate, or encourage, conduct or engage in any discussions or negotiations, or enter into any agreement or understanding with any other person or entity regarding a Third Party Acquisition (as defined in the Exclusivity Agreement) or (b) disclose any nonpublic information relating to the Company, or afford access to the properties, books or records of the Company, to any other person or entity with respect to a Third Party Acquisition.

This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) hereto, respectively, and incorporated herein by reference.

Tender and Support Agreements

On June 22, 2014, Parent and Purchaser entered into tender and support agreements (“Tender and Support Agreements”) with Peter A. Altabef, Kaweh Niroomand, Thomas L. Patz, Cynthia A. Russo, Peter Rogers, Jay Upchurch, Russ Butler, Carlos Echalar, Bernard Jammet, Gabriel Pestalardo, Nirmal Singh, Manfred Kaiser, Louis Brown, B. Gary Dando, A. L. Giannopoulos, F. Suzanne Jenniches, John G. Puente and Dwight S. Taylor (each a “Supporting Stockholder”), pursuant to which each Supporting Stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer. The Tender and Support Agreements also provide that the Supporting Stockholders will vote their Shares against certain alternative corporate transactions. Excluding Shares underlying options, as of June 25, 2014, the Supporting Stockholders collectively beneficially owned, in the aggregate, 313,093 Shares (or approximately 0.4% of all Shares outstanding as of June 25, 2014). Including Shares which may be issued under options which are exercisable for or may become vested and settled for Shares within 60 days of June 25, 2014, the Supporting Stockholders collectively beneficially owned, in the aggregate, 2,868,213 Shares as of June 25, 2014 (or approximately 3.8% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of June 25, 2014). The summary of the Tender and Support Agreements contained in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements” is incorporated by reference herein. Such summary is only a summary and is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is filed as Exhibit (e)(4) hereto.

Beneficial Ownership of Common Stock

According to the Schedule TO, as of June 25, 2014, none of Oracle, Parent or Purchaser beneficially owned any shares of Common Stock, except for shares that may be deemed beneficially owned by them by virtue of the Tender and Support Agreements.

Arrangements with Current Executive Officers and Directors of the Company

Overview

In considering the recommendation of the Company’s Board of Directors (the “Board”) set forth in “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be considered to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the transactions contemplated by the Merger Agreement. The following summaries are qualified in their entirety by reference to the Merger Agreement, the Company’s 1991 Stock Option Plan (“Company Stock Option Plan”), the Company’s Supplemental Executive Retirement Plan (“SERP”), the Company’s Executive Severance Plan, filed as Exhibit (e)(7) hereto, (“Executive Severance Plan”), the employment agreements between Peter A. Altabef and the Company and Thomas L. Patz and the Company, the stock option agreements dated January 29, 2013 and November 22, 2013 between the Company and Mr. Altabef, the stock option agreements dated November 18, 2011, November 16, 2012, and November 22, 2013 between the Company and Mr. Patz. For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information—Golden Parachute Compensation,” which is hereby incorporated into this Item 3 by reference.

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and directors were to tender any Shares they beneficially own pursuant to the Offer, under the terms of the Merger Agreement, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of June 25, 2014, those executive officers and directors of the Company set forth in the “Table of Equity Related Payments” below beneficially owned, in the aggregate, 308,093 Shares (excluding for this purpose shares of Common Stock underlying Options (defined below), which are set forth in the tables below). If the executive officers and directors were to tender all 308,093 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive an aggregate of approximately $20,950,324 in cash, without interest and less any withholding required by applicable tax laws. As indicated below, to the Company’s knowledge after making reasonable inquiry, all of the Company’s executive officers and directors intend to tender all of their Shares in the Offer, except Shares underlying compensatory Options that will be assumed by Oracle.

Effect of the Offer and the Merger Agreement on Equity Awards

The discussion below describes the treatment of the Company’s equity awards under the Merger Agreement, assuming there is no right to change in control benefits under the Executive Severance Plan or other employment arrangements, which are discussed separately below under the section “Agreements or Arrangements with Executive Officers of the Company—Employment and Change of Control Arrangements.”

Consideration for Stock Options

The Merger Agreement provides that the unvested portion of each compensatory option to purchase Common Stock (each an “Option”) that is outstanding immediately prior to the Effective Time, and that is held by a person who is an employee of, or a consultant to, the Company or any of its subsidiaries immediately prior to the Effective Time, will, be assumed by Oracle and converted automatically at the Effective Time into an option denominated in shares of Oracle common stock and subject to terms and conditions substantially identical to those in effect at the Effective Time (“Assumed Options”), except that: (1) the number of shares of Oracle common stock that will be subject to each such Assumed Option will be determined by multiplying the number of shares of Common Stock subject to such Assumed Option by a fraction (“Award Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the average closing price of Oracle common stock on the New York Stock Exchange over the five (5) trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded down to the nearest whole share), and (2) the exercise price per share of each such Assumed Option will equal (a) the per share exercise price of each such Assumed Option divided by (b) the Award Exchange Ratio (rounded upwards to the nearest whole cent).

Notwithstanding the foregoing, (i) the vested portion (including any portion that pursuant to its terms becomes vested solely as a result of the transactions contemplated by the Merger Agreement) of each outstanding Option as of immediately prior to the Effective Time, and (ii) the vested and unvested portion of each outstanding Option held by a person who is not an employee of, or consultant (including a director) to, the

Company or any of its subsidiaries immediately prior to the Effective Time (each such award, or vested portion thereof, as the case may be, a “Cashed Out Option”), will not be assumed by Oracle and will, immediately prior to the Effective Time, be cancelled and extinguished and, in exchange therefor, each former holder of such Cashed Out Option will have the right to receive an amount in cash equal to the product of (x) the aggregate number of shares of Common Stock subject to such Cashed Out Option (or relevant portion thereof) immediately prior to the Effective Time, and (y) the Offer Price less any per share exercise or purchase price of such Cashed Out Option (or relevant portion thereof) immediately prior to such cancellation.

Company Stock Option Plan

At the Effective Time, the Company Stock Option Plan pursuant to which any Assumed Options have been granted will be assumed by Oracle.

Table of Equity Related Payments

The following table sets forth the approximate amount of the payments that each of the Company’s executive officers and directors is entitled to receive in connection with the Transactions pursuant to their Shares held, assuming (i) all vested Options are exercised, (ii) the single-trigger provisions regarding acceleration of Options as described under “Agreements or Arrangements with Executive Officers of the Company” below apply, (iii) the unvested Options held by non-employee directors accelerate pursuant to the terms of the Company Stock Option Plan when they retire prior to the Merger at or after attaining age 62 and (iv) all listed Shares are vested, outstanding and exercisable, as applicable, as of June 25, 2014.

Executive Officer/Director (1)	Shares Held (excluding Options) (#)	Value of Shares Held ($)	Shares Underlying Vested Options (#)	Shares Underlying Options Accelerating in Connection with the Transactions (#) (2)	Value of Shares Underlying Vested Options ($) (3)	Aggregate Value for Equity ($)
A.L. Giannopoulos	—		690,000	—	18,477,300	18,477,300
Peter A. Altabef	—		40,000	220,000	4,650,200	4,650,200
Louis M. Brown, Jr.	87,000	5,916,000	—	—	—	5,916,000
B. Gary Dando	3,000	204,000	334	1,666	34,580	238,580
F. Suzanne Jenniches	15,288	1,039,584	333	1,667	34,580	1,074,164
John G. Puente	27,000	1,836,000	334	1,666	34,580	1,870,580
Dwight S. Taylor	7,050	479,400	334	1,666	34,580	513,980
Kaweh Niroomand	—	—	420,000	210,000	16,491,900	16,491,900
Thomas L. Patz	50,068	3,404,624	725,784	230,000	29,199,809	32,604,433
Cynthia A. Russo	10,768	732,224	360,000	170,000	15,040,700	15,772,924
Peter J. Rogers, Jr.	91,703	6,235,804	150,000	65,000	6,173,150	12,408,954
Bernard Jammet	4,216	286,688	60,000	70,000	2,686,900	2,973,588
Nirmal Singh	12,000	816,000	63,334	29,166	2,840,850	3,656,850
Gabriel Pestalardo	—	—	15,000	6,000	608,995	608,995

(1)	The Company has appointed Mr. Singh and Mr. Pestalardo to executive officer positions effective July 1, 2014. Two individuals who held executive officer positions as of June 25, 2014, Stefan Piringer and Jennifer Kurdle, retired from the Company effective June 30, 2014.
(2)	Assumes that all of the outstanding Options under the Company Stock Option Plan held by the Company’s non-employee directors and outstanding as of June 6, 2014, will be accelerated in full.
(3)

Value of Shares underlying “vested Options” in this column includes the value of Options accelerating in connection with the Transactions. The unvested options held by Mr. Altabef and Mr. Patz accelerate in connection with the Transactions under their Option agreements with the Company discussed under

“Agreements or Arrangements with Executive Officers of the Company—Employment and Option Agreements.” The unvested Options held by executive officers Mr. Niroomand, Ms. Russo, Mr. Rogers, Mr. Jammet, Mr. Singh, and Mr. Pestalardo accelerate in connection with the Transactions pursuant to the terms of the Executive Severance Plan. The unvested Options held by non-employee directors Mr. Dando, Ms. Jenniches, Mr. Puente, and Mr. Taylor accelerate upon retirement from serving as a director of the Company under the terms of the Company Stock Option Plan, which provides for acceleration of unvested Options upon retirement at or after age 62. All of these non-employee directors are age 62 or over. Value was determined by multiplying the number of these Shares by the difference between $68.00 and the Option’s exercise price and assumes the individual will exercise his or her vested Options in connection with the Transactions.

Agreements or Arrangements with Executive Officers of the Company

Executive Severance Plan

The Company’s Executive Severance Plan provides certain change in control benefits to participating executives. The potential compensation to be provided to the Company’s named executive officers in connection with the change in control that will result from the Merger under “Item 8. Additional Information—Golden Parachute Compensation,” below, is incorporated by reference herein. The following executive officers participate in the Executive Severance Plan: Bernard Jammet, Cynthia A. Russo, Gabriel Pestalardo, Kaweh Niroomand, Nirmal Singh, and Peter J. Rogers, Jr.

The Executive Severance Plan provides that upon the change in control that will result from the Offer all Company equity-based awards granted to participating executive officers and outstanding immediately prior to the date of the change in control will immediately vest (a so-called “single trigger”). Additionally, the Executive Severance Plan provides for payments to participating executive officers after the change in control that will result from the Offer if a specified termination event occurs (a so-called “double trigger”). Specifically, if during the two-year period commencing on the date of the change of control either (i) the participating executive officer’s employment is terminated by the Company for any reason other than on account of “good cause” or death or disability, or (ii) the participating executive officer voluntarily terminates employment with the Company for “good reason,” the Company or Oracle must pay to the participating executive officer an amount equal to (i) 1.5 times the sum of the participating executive officer’s highest annual base salary prior to the date of the participating executive officer’s termination, and stated annual target bonus for the fiscal year in effect as of the participating executive officer’s termination date, plus (ii) the participating executive officer’s stated annual target bonus, prorated based on the portion of the fiscal year prior to the date of the participating executive officer’s termination, plus (iii) the cost of continuing coverage under the Company’s medical and dental plans for 18 months pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), less the amount that the participating executive officer would be required to contribute for such coverage if the participating executive officer were an active employee of the Company, provided that the participating executive officer is eligible for and timely elects COBRA continuation coverage. “Good cause” is generally defined as (i) criminal acts which result in being charged with and convicted of a felony and which are intended to result directly or indirectly in substantial gain or personal enhancement of the participating executive officer at the expense of the Company, (ii) the determination by a court of competent jurisdiction that there has been a willful or intentional breach by the participating executive officer of the Executive Severance Plan’s restrictive covenants or an agreement between such executive officer and the Company which results in material and substantial direct economic harm or damage to the Company, or (iii) the participating executive officer’s material, repeated and documented failure to perform the participating executive officer’s duties that is not cured within a specified notice-and-cure period. “Good reason” is generally defined as (i) a material diminution in the participating executive officer’s authority, responsibilities, duties, or status; provided, that a mere change in reporting lines or other changes to the participating executive officer’s role solely as a result of the Company ceasing to be publicly traded shall not constitute “good reason” unless such cessation fundamentally and significantly affects the nature of the participating executive officer’s duties and responsibilities, (ii) a reduction of more than 10% of the participating executive officer’s salary or target bonus, other than a one-time reduction of not more than 10% that is also applied to other executive officers, or (iii) a material change in the geographic location where the participating executive officer must provide services (i.e. more than 50 miles from the participating executive officer’s employment location as of the date of a change of control); provided, in each case, that such failure is not cured within a specified notice-and-cure period. For participating executive officers, the Executive Severance Plan supersedes all prior severance pay plans, policies, and arrangements.

The payments under the Executive Severance Plan are conditioned upon the Company’s receipt of a standard release from the participating executive officer, including the participating executive officer’s affirmation of continuing compliance with non-solicitation of clients/customers, confidentiality and non-recruitment of Company employee covenants contained in the Executive Severance Plan. The Executive Severance Plan’s non-solicitation of clients/customers and non-recruitment of Company employee covenants are of a 12 month duration following termination of employment, and its confidentiality covenant is of an 18 month duration following termination of employment. The Executive Severance Plan does not include “tax gross-up” provisions. If (i) any payments or benefits paid by the Company, its successor or their affiliates would otherwise be subject to the excise tax under Section 4999 of the Code and (ii) the reduction of such payments or benefits below the participating executive officer’s safe harbor amount (i.e. the maximum amount payable to the executive without giving rise to such excise tax) would provide such executive officer with a greater after-tax amount than if they were not so reduced, the payments and benefits shall be so reduced. If no reduction is made, the executive will be responsible for the applicable excise tax.

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change of control” under the terms of the Executive Severance Plan and the executive officers will become entitled to receive the payments and benefits under the Executive Severance Plan described above.

Employment and Option Agreements

On December 3, 2012, the Company and Mr. Altabef entered into an employment agreement, which has been subsequently amended by an amendment dated September 17, 2013 (“Altabef Employment Agreement”). Pursuant to the Altabef Employment Agreement, Mr. Altabef is eligible to receive a lump sum termination payment from the Company, if during the two-year period following the change in control that will result from the Offer, he is subject to a termination of employment for any reason other than “good cause,” or if he terminates his employment with the Company for “good reason.” The amount of the termination payment in that occurrence equals 2.99 multiplied by the sum of (i) Mr. Altabef’s highest annual base salary prior to his date of termination, and (ii) Mr. Altabef’s eligible target bonus for the fiscal year of his termination. In addition, for a period of 36 months following such a termination, Mr. Altabef is eligible to continue to receive the medical and dental coverage in effect as of the date of his termination (or generally comparable coverage) for himself and, where applicable, his spouse and dependents, at the same premium rates as may be charged from time to time for employees of the Company generally, as if he had continued in employment during such period. “Good cause” is generally defined as (i) criminal acts which result in being charged with and convicted of a felony and which are intended to result directly or indirectly in substantial gain or personal enhancement of Mr. Altabef at the expense of the Company, (ii) the determination by a court of competent jurisdiction that there has been a willful or intentional breach by Mr. Altabef of the restrictive covenants contained in the Altabef Employment Agreement in a manner which results in material and substantial direct economic harm or damage to the Company, or (iii) Mr. Altabef’s material, repeated and documented failure over a 6 consecutive month period to perform substantially his duties and responsibilities in accordance with reasonable business practices and expectations, which failure is not cured within a specified notice-and-cure period. “Good reason” is generally defined as (i) an assignment by the Company to Mr. Altabef of any material duties which are inconsistent with his position, duties, responsibilities and status as President and Chief Executive Officer of the Company, (ii) any action taken by the Company or the Board to reduce Mr. Altabef’s salary, target bonus, or fringe benefits or (iii) the Company’s failure to obtain the agreement of any successor-in-interest to assume its obligations under the Altabef Employment Agreement.

On January 29, 2013 and November 22, 2013, the Company and Mr. Altabef entered into Option agreements (“Altabef Option Agreements”) that provide for the acceleration of unvested Options upon a change in control, as defined in the Altabef Employment Agreement.

On May 28, 1997, the Company and Mr. Patz entered into an employment agreement, which has been subsequently amended by three amendments dated October 1, 1998, November 17, 2006, and December 3, 2012 (“Patz Employment Agreement”). Pursuant to the Patz Employment Agreement, Mr. Patz is entitled to receive from the Company a lump sum termination payment if he terminates employment for any reason within 30 days following the change in control that will result from the Offer. The change in control payment equals 2.99 multiplied by the sum of (i) Mr. Patz’s highest annual base salary prior to his date of termination, and (ii) Mr. Patz’s eligible target bonus for the fiscal year of his termination. In addition, for a period of 36 months following such a termination, Mr. Patz is eligible to continue to receive the medical and dental coverage in effect as of the date of his termination (or generally comparable coverage) for himself and, where applicable, his spouse and dependents, at the same premium rates as may be charged from time to time for employees of the Company generally, as if he had continued in employment during such period.

On November 18, 2011, November 16, 2012, and November 22, 2013, the Company and Mr. Patz entered into Option agreements (“Patz Option Agreements”) that provide for the acceleration of unvested Options upon a change in control, as defined in the Patz Employment Agreement.

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under the terms of the Altabef Employment Agreement and Patz Employment Agreement, and, accordingly, under the terms of the Altabef Option Agreements and Patz Option Agreements, and Mr. Altabef and Mr. Patz will become entitled to receive the payments and benefits under the agreements described above.

Agreements or Arrangements with Directors of the Company

Supplemental Executive Retirement Plan

The Company maintains the SERP, a defined benefit plan, under which Mr. Brown and Mr. Giannopoulos benefit based on their prior service as employees of the Company. Prior to a change in control, the plan administrator (the Board or the Compensation Committee of the Board if so designated) has the sole discretion to establish, interpret, enforce, amend, and revoke the rules and regulations for the administration of the SERP and to conduct its business as it deems appropriate, to determine the entitlement of SERP participants and their beneficiaries to SERP benefits, and to decide any disputes that may arise relative to the right of SERP participants and beneficiaries with respect to SERP benefits. Following the change in control that will result from the Offer, the SERP will provide that the plan administrator has no discretion in the administration of the plan and that any court or tribunal that adjudicates a dispute, controversy or claim in connection with SERP benefits will apply a de novo standard of review to the plan administrator’s determinations. In the event that any SERP participant or SERP beneficiary in good faith initiates any dispute, controversy or claim for benefits under the SERP after the change in control that will result from the Offer, the Company will pay the reasonable legal fees of such SERP participant or SERP beneficiary, provided he has at least 8 years of service. All SERP participants are fully vested in their SERP benefit; the SERP was terminated in June 2008 for all participants who were not vested as of June 30, 2008.

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under the terms of the SERP and Mr. Brown and Mr. Giannopoulos will become entitled to the protections afforded under the SERP as described above.

Effect of Merger Agreement on Employee Benefits

The Merger Agreement provides that, effective as of the day immediately preceding the first time as of which Purchaser accepts any Shares for payment pursuant to the Offer, unless requested otherwise by Parent, the Company shall take all actions necessary to effect the termination of the MICROS Systems, Inc. 401(k) Retirement Plan.

The Merger Agreement provides that, with respect to each Parent Benefit Plan that is an “employee welfare benefit plan,” as defined in Section 3(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, in which any Company employee who is continuing employment with the Surviving Corporation or any subsidiary of the Surviving Corporation is or becomes eligible to participate, Parent will use reasonable efforts to cause such a plan to (i) subject to certain limitations set forth in the Merger Agreement, waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such continuing employees and their eligible dependents to the same extent that such provisions would not have applied or would have been waived under the corresponding Company plan in which such continuing employee was a participant immediately prior to such continuing employee’s commencement of participation in such Parent Benefit Plan, and (ii) provide continuing employees and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year that, and prior to the date that, such continuing employee commences participation in such Parent Benefit Plan, in satisfying any applicable co-payment or deductible requirements under such Parent Benefit Plan for the applicable calendar year, to the extent that such expenses were recognized for such purposes under the comparable Company plan.

In addition, Parent will use reasonable efforts to cause the service of each continuing employee prior to the closing of the Merger to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals under any defined benefit or other pension or retirement plan) and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of Parent, Oracle, the Surviving Corporation, or any of their ERISA affiliates, not including any sabbatical or equity compensation plans, programs, agreements or arrangements (collectively, “Parent Benefit Plans”) in which any continuing employee is or becomes eligible to participate, but solely to the extent service was credited to such employee for such purposes under a comparable Company plan immediately prior to the closing of the Merger and to the extent such credit would not result in a duplication of benefits.

As of the date of this Statement, no members of the Company’s current management have entered into any agreement, arrangement or understanding with Oracle, Parent, Purchaser or their affiliates to provide continuing employment with the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Statement, no discussions have occurred between members of the Company’s current management and representatives of Oracle, Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Although it is possible that certain members of the Company’s current management team will enter into arrangements with Oracle, Parent, Purchaser or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Oracle, as of the date of this Statement, no discussions have occurred between members of the Company’s current management and representatives of Oracle, Parent, Purchaser or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.

Directors’ and Officers’ Indemnification, Exculpation and Insurance

Pursuant to the Merger Agreement, from and after the Effective Time through the sixth anniversary of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation and its Subsidiaries to, fulfill and honor in all respects the obligations of the Company and its Subsidiaries pursuant to: (1) each indemnification agreement set forth on the disclosure schedule to the Merger Agreement between the Company or any of its Subsidiaries and any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries; and (2) any indemnification provision and any exculpation provision set forth in the articles of incorporation or bylaws of the Company as in effect on the date of the Merger Agreement; provided that such obligations shall be subject to any limitation imposed from time to time under applicable law.

Pursuant to the Merger Agreement, Parent further agreed that, for six (6) years from and after the Effective Time, it will cause the Surviving Corporation to maintain directors’ and officers’ liability insurance with terms, conditions, retentions and levels of coverage at least as favorable in the aggregate as the Company’s existing directors’ and officers’ liability insurance. However, in no event will the Surviving Corporation be required to spend an annual premium amount in excess of 200% of the amount per annum the Company paid for its officers’ and directors’ liability insurance policy, as disclosed in the disclosure schedule to the Merger Agreement. In addition, the requirement for the Surviving Corporation to maintain such insurance policies in effect for six (6) year from and after the Effective Time may also be satisfied if prepaid “tail” or “runoff” policies have been obtained prior to the Effective Time (and which the Company may obtain prior to the Effective Time), which policies provide such directors and officers with coverage for an aggregate period of six (6) years; provided, however, that the Company shall not pay more than 200% of the Company’s current premium without the prior written consent of Parent.

Item 4.	The Solicitation or Recommendation

Solicitation or Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company’s management, legal counsel and financial advisors, on June 22, 2014, the Board unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the Maryland General Corporation Law (“Maryland Law”); (3) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (4) to the extent required by Maryland Law, approved and directed that the Merger be submitted for consideration at a meeting of the Company’s stockholders.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their shares of Common Stock to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “—Reasons for the Recommendation of the Board” below.

A copy of the press release issued by the Company announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(i) hereto, and is incorporated herein by reference.

Background to the Offer

As part of their ongoing activities and review of the Company’s business and financial performance, the board and senior management of the Company have, from time to time, discussed the Company’s long-term strategic alternatives, including potential strategic acquisitions and divestitures and other business combinations, each with a view toward maximizing stockholder value.

From time to time, the Company and Oracle have held discussions regarding a potential strategic transaction involving the Company. However, those discussions did not lead to an agreement regarding such a transaction.

From late December 2012 through August 2013, the Company and a strategic party (which we refer to as Party A) shared information and conducted in-person meetings to discuss the Company, which resulted in an informal oral proposal from Party A to acquire the Company at a valuation of $58.00 per share. The Company, after review by the Board and management, determined such proposal was insufficient. Party A ultimately discontinued discussions with the Company in September 2013.

In late March 2014, a representative of Oracle contacted a representative of the Company to arrange a meeting to discuss a potential acquisition of the Company. A representative of the Company’s senior management team indicated a willingness to have such a meeting. Following the inquiry from Oracle, members of the Company’s senior management team solicited the assistance of a financial advisor, Centerview Partners LLC, which we refer to as Centerview, to assist in preparing for and analyzing the inquiry from Oracle. Centerview has, from time to time, advised the Company on various strategic and financial matters since early 2013.

On April 7, 2014, a representative of the Company received a telephone call from a representative of Oracle. The representative from Oracle indicated that Oracle was committed to pursuing an acquisition of the Company.

In early April 2014, senior management of the Company had multiple informal discussions with various members of the Board regarding the contacts with Oracle.

On April 12, 2014, the Company entered into a non-disclosure agreement with Oracle.

On April 16, 2014, representatives of the Company and representatives of Oracle held a meeting in New York City to discuss further the Company’s business and financial performance. Following this meeting, representatives of Oracle requested and received additional information about the Company and continued conducting due diligence during the remainder of April 2014 and into early May 2014.

On April 29, 2014, the Board held a regularly-scheduled meeting, at which time members of the Company’s senior management updated the board on the status of discussions with Oracle.

On May 15, 2014, a representative of a financial sponsor (which we refer to as Party B) contacted a representative of the Company. The Party B representative indicated that Party B had an interest in acquiring the Company, and asked for an introductory meeting with representatives of the Company. The discussions were preliminary in nature and the representatives agreed to continue the dialogue.

In May 2014, there were multiple informal discussions with various members of the Board regarding the contacts with Party B and ongoing discussions with Oracle.

On May 22, 2014, the Company entered into a non-disclosure agreement with Party B.

On May 28, 2014, a representative of Oracle telephoned a representative of the Company to reiterate Oracle’s interest in acquiring the Company and advised the representative of the Company that Oracle would be submitting a proposal that day. Later in the day, Oracle submitted a non-binding written proposal to acquire the Company, contemplating an all-cash transaction at a purchase price of $64.25 per share of Common Stock. Oracle also requested that the Company enter into exclusive negotiations with Oracle.

On May 30, 2014, a telephonic meeting of the Board was held, in which representatives from the Company’s long-standing legal advisor, Morgan, Lewis & Bockius LLP, which we refer to as Morgan Lewis, and Centerview participated. At this meeting, members of the Company’s senior management led a discussion regarding the proposal received from Oracle, and provided an update on the status of discussions with Party B. It was determined that a meeting of the Board should be held on June 2, 2014 to further discuss and consider these matters.

On June 2, 2014, a meeting of the Board was held at which representatives from Morgan Lewis and Centerview were present. At the outset of the meeting, representatives of Morgan Lewis advised the Board regarding its duties under applicable law in connection with its consideration of Oracle’s proposal. Representatives from Centerview conducted a review with the Board of various topics, including the current market for mergers and acquisitions, various business and financial considerations of the Company, Oracle’s ability to transact without the need for conditionality with respect to financing and Centerview’s preliminary valuation analysis regarding Oracle’s proposal. In addition, Centerview also discussed its qualifications to act as the Company’s financial advisor in connection with a potential transaction. During this meeting, the Board determined that the $64.25 per share purchase price proposed by Oracle was insufficient and that the Company should not enter into exclusive negotiations with Oracle at that purchase price. The board authorized the Company’s management to engage in further negotiations with Oracle with regard to the proposed price and inform Oracle that the proposed price would need to increase to the low to mid $70’s per share range in cash before the Company would agree to exclusive negotiations. Separately, the Board authorized the management of the Company to accept Party B’s request for an introductory meeting. The Board also determined not to conduct an outreach to other potential acquirors, including Party A, due to the price levels and level of interest the Company had historically received from other potential acquirors and the Board’s view that, based on its expressed interest and wherewithal, Oracle would be the party most likely to pay the highest price.

On June 3, 2014, a representative of the Company telephoned a representative of Oracle and informed Oracle that the Board had determined that Oracle’s proposal to acquire the Company for $64.25 per share in cash was insufficient. The representative of the Company indicated that based on discussions with the Board, Oracle would need to increase its proposal to the low to mid $70’s per share in cash before the board would be willing to enter into exclusive negotiations.

On June 4, 2014, representatives of the Company met with Party B to provide a high level overview of the Company’s business and financial profile. Party B did not make any specific indication as to value and indicated that follow up information would be necessary for Party B to proceed with its analysis of the Company.

On June 4, 2014, a representative of Oracle telephoned a representative of the Company to inform the Company that Oracle was prepared to increase its non-binding proposal to acquire the Company to $67.25 per share in cash, together with a reiterated request to enter into exclusive negotiations.

Following the Company’s receipt of Oracle’s revised proposal, later in the day on June 4, 2014, a telephonic meeting of the Board was held in which representatives from Morgan Lewis and Centerview participated. At the outset of the meeting, representatives of Morgan Lewis advised the Board regarding its duties under applicable law in connection with its consideration of Oracle’s proposal. Members of the Company’s senior management updated the Board regarding the meeting with Party B and led a discussion regarding the revised proposal received from Oracle, and representatives from Centerview reviewed with the Board its preliminary valuation analysis regarding Oracle’s revised proposal. The Board determined that the Company should negotiate further with Oracle to seek an increase in the consideration to $70.00 per share in cash.

Following the Board meeting, a representative of the Company telephone a representative of Oracle and informed Oracle that based on discussions with the Board, the revised non-binding proposal of $67.25 per share in cash would need to be increased to $70.00 per share in cash before the Board would be prepared to enter into exclusive negotiations.

On June 5, 2014, a representative of Oracle telephoned a representative of the Company and informed the Company that Oracle was prepared to increase its offer to $68.00 per share in cash, subject to completion of satisfactory due diligence, negotiation of a definitive agreement, final approval of Oracle’s board of directors and the Company’s willingness to negotiate exclusively with Oracle through June 30, 2014. The representative further communicated that this was Oracle’s best and final offer.

On June 5, 2014, a meeting of the Board was held at which representatives from Morgan Lewis and Centerview were present. At the outset of the meeting, representatives of Morgan Lewis advised the Board regarding its duties under applicable law in connection with its consideration of Oracle’s proposal. Members of the Company’s senior management led a discussion regarding the revised proposal received from Oracle, and representatives from Centerview reviewed with the Board its preliminary valuation analysis regarding Oracle’s offer. During this meeting, the Board considered entering into limited period of exclusive negotiations with Oracle in light of Oracle’s revised proposal. In connection therewith, the Board considered whether to contact Party A and Party B prior to granting exclusivity to Oracle, and determined not to initiate such contacts, due to the Board’s view that Oracle would be the party most likely to pay the highest price, the price level and the level of interest the Company had historically received from other potential acquirors, the risk that Oracle would withdraw its offer if work on the proposed transaction did not proceed on a schedule that permitted execution of definitive agreements by June 30, 2014, and the fact that if the Company executed a definitive agreement with Oracle and Party A or Party B or another party were interested in acquiring the Company they would be free to submit a topping bid. The Board also considered Oracle’s “best and final” position with respect to the revised proposal and believed that further price negotiations with Oracle would not have been successful and could have jeopardized Oracle’s willingness to pursue its pending proposal. Accordingly, the Board authorized the Company to enter into the Exclusivity Agreement with Oracle, which would provide for a period of exclusive negotiations until June 30, 2014. To assist in the negotiation and consideration of a possible transaction with Oracle, the board authorized the Company to formalize its engagement of Centerview as the Company’s exclusive financial advisor, and the Company executed an engagement letter with Centerview on June 6, 2014. After the Board meeting on June 5, 2014, a representative of the Company had a telephonic call with a representative of Oracle to inform the Oracle representative of the Board’s authorization to enter into exclusive negotiations with Oracle and to set up a call for the following day with the Company’s management team and representatives of Oracle to further discuss next steps in the process.

On June 6, 2014, representatives of the Company held a telephonic call with representatives of Oracle, during which representatives of the Company further discussed with the representatives of Oracle the Board’s authorization to enter into exclusive negotiations with Oracle for Oracle to acquire all of the outstanding shares of Common Stock of the Company for $68.00 per share in cash. The parties also discussed the timing and process of confirmatory due diligence and negotiating a definitive agreement. During that day, the Company entered into the exclusivity letter agreement with Oracle.

Also on June 6, 2014, a representative of the Company received an email from a representative of Party B, indicating a desire to continue reviewing information about the Company in order to evaluate further an acquisition of the Company. In accordance with the Company’s obligations under the Exclusivity Agreement with Oracle, the Company was not permitted to disclose anything regarding its negotiations with Oracle and the representative of the Company responded via email on June 8, 2014 that the Company was not available to continue discussions with Party B at that time.

From June 9, 2014 and continuing through June 17, 2014, representatives of Oracle and its legal and other advisors engaged with the Company and its legal and financial advisors for the purpose of confirmatory due diligence activities.

On June 10, 2014, a representative of the Company received a voicemail from a representative of Party B following up on the inquiry on June 6, 2014. In accordance with the Company’s obligations under the Exclusivity Agreement with Oracle, the representative of the Company did not respond to this message.

On June 17, 2014, Bloomberg published a news article speculating that Oracle was nearing a transaction to acquire the Company for more than $5 billion. The price of the Company’s common stock on NASDAQ increased from $57.71 at the close of the market on June 16, 2014 to $66.33 per share at the close of the market on June 17, 2014.

Also on June 17, 2014, the parties agreed to work together to sign a definitive agreement on June 22, 2014 and announce the transaction prior to the stock market opening on June 23, 2014, subject to Oracle’s completion of due diligence, negotiating the terms of a definitive agreement and receipt of necessary corporate approvals by the parties.

Also on June 17, 2014, a representative of the Company received voicemail messages from a representative of Party B. The representative’s messages stated that Party B had read the Bloomberg article and wanted to talk with the Company about a potential transaction. Party B subsequently provided an unsolicited, non-binding written indication of interest to acquire the Company, contemplating an all-cash transaction at a purchase price range of $67.00 to $70.00 per share. However, Party B’s indication of interest, and the proposed purchase price range contemplated by the indication of interest, was subject to a number of assumptions and contingencies. In particular, the indication of interest was subject to obtaining the required approval of Party B’s governing body and contemplated a 30 day period in which Party B would need to conduct due diligence on the Company. In addition, the indication of interest contemplated that Party B would need to obtain third party financing from one or more lenders to finance the transaction.

Between June 17, 2014 and June 22, 2014, representatives of Oracle and the Company, together with their respective legal advisors, negotiated the terms of a definitive merger agreement and tender and support agreements.

On June 18, 2014, a representative of the Company contacted, via telephone, each Board member individually to apprise them of the Bloomberg article, Party B’s unsolicited indication of interest, including the contingencies included therein, and the timing of a board meeting to discuss the status of the exclusive negotiations with Oracle.

On June 19, 2014, a representative of the Company received a voicemail from a representative of Party B following up on the voicemail messages from June 17, 2014 and the indication of interest made by Party B on June 17, 2014. In accordance with the Company’s obligations under the exclusivity agreement with Oracle, the representative of the Company did not respond to this message.

On June 19, 2014, a telephonic meeting of the Board was held in which representatives from Morgan Lewis and Centerview participated. Members of the Company’s senior management led a discussion regarding the status of discussions with Oracle, the Bloomberg article from June 17 as well as the status of actions taken by Party B. After considering the ability of Oracle to complete the proposed transaction, taking into account the highly conditional nature of Party B’s indication of interest and the time frame contemplated by such indication of interest, as well as the risk that Oracle would withdraw its offer if the Company determined, subject to the constraints of the Exclusivity Agreement, to contact other parties (including Party A and Party B) and if work on the proposed transaction did not proceed on the schedule previously indicated, the Board determined it was in the best interest of the Company and its stockholders to finalize the transaction promptly to obtain a binding agreement with Oracle at a purchase price of $68.00 per share, and further authorized the Company’s management to continue engaging in negotiations with Oracle and proceed on the timeline that had been discussed between the parties.

On June 22, 2014, the Board convened a meeting, at which members of senior management and representatives of Morgan Lewis and Centerview were present. Representatives of Morgan Lewis reviewed with the Board its duties under applicable law with respect to the consideration of the transaction, as well as the material terms and conditions of the Merger Agreement and the form of tender and support agreements and the proposed transaction, including the process for the Company to respond to any unsolicited acquisition proposals and superior proposals as well as the amount of the termination fee and the circumstances under which it would be payable. Centerview reviewed with the Board its financial analysis of the Offer Price, and rendered to the board an oral opinion, confirmed by delivery of a written opinion dated June 22, 2014, to the effect that, as of that date and based upon and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion, the Offer Price to be paid to the holders of Shares

(other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (the full text of the written opinion of Centerview, dated as of June 22, 2014, is attached as Annex I to this Statement and is incorporated by reference in this Statement in its entirety). See also “—Opinion of the Company’s Financial Advisor” below. The Board then engaged in deliberations regarding the proposed transaction. Upon concluding these deliberations, and after consideration of the proposed terms of the Merger Agreement, the discussions with management and its legal and financial advisors, and the factors described under “Reasons for Recommendation of the Board” below, the Board unanimously adopted resolutions that (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the Maryland Law, (3) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (4) to the extent required by Maryland Law, approved and directed that the Merger be submitted for consideration at a meeting of the Company’s stockholders. The Board unanimously authorized the Company to execute and deliver the Merger Agreement.

Throughout the remainder of the evening of June 22, 2014, representatives of each of Oracle, Oracle’s outside legal counsel, the Company and Morgan Lewis finalized the Merger Agreement and Tender and Support Agreements for execution and finalized other documents related to the Merger Agreement. The parties to each of the Merger Agreement and the Tender and Support Agreements executed such agreements in the late evening of June 22, 2014, and a press release announcing the execution of the Merger Agreement was issued early in the morning of June 23, 2014.

On July 3, 2014, Oracle commenced the Offer.

Reasons for Recommendation of the Board

The Board, in evaluating the Transactions, consulted with the Company’s management, legal counsel and financial advisor, and, in reaching its unanimous decision to (1) determine that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders, (2) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the Maryland Law, (3) resolve to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (4) to the extent required by Maryland Law, approve and direct that the Merger be submitted for consideration at a meeting of the Company’s stockholders, considered and evaluated a number of factors supporting that decision, including, but not limited to, the following:

•	Full and Fair Value. The Board’s belief that the all-cash Offer Price represents full and fair value for the shares of Common Stock, taking into account the Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition of the Company, and the relative certainty and liquidity of the consideration in cash for the Offer and the Merger compared to the risks and uncertainty associated with the operation of the Company’s business as an independent company.

•	Premium to Current and Historical Trading Prices of Common Stock. The relationship of the Offer Price to the current trading price and the historical trading prices of the shares of Common Stock, including the fact that the Offer Price represents:

•	an implied premium of approximately 24.8% to the $54.50 per share closing price on June 9, 2014 (one week prior to June 16, 2014, the last full trading day prior to the date that Bloomberg article relating to a possible sale transaction with Oracle was first published);

•	an implied premium of approximately 30.8% to the $51.99 per share closing price on May 19, 2014 (four weeks prior to June 16, 2014);

•	an implied premium of approximately 27.3% to the $53.43 per share volume-weighted average price for the thirty day period up to and including June 16, 2014; and

•	an implied premium of approximately 14.6% over the all-time high (and 52-week high) trading price of $59.32 per share prior to June 16, 2014.

•	Business and Financial Condition and Prospects. The Board’s and the Company’s management team’s knowledge and familiarity with the Company’s business, financial condition, results of operations and future growth prospects if the Company were to remain an independent public company. The Board discussed and deliberated at length concerning the Company’s current prospects for continued growth, including the potential benefits inherent in, as well as the risks associated with, continuing to execute upon and achieve the Company’s business plans.

•	Strategic Alternatives. The Board’s belief, after a thorough review of other strategic opportunities reasonably available to the Company, including continuing to operate on a stand-alone basis and the possibility of growing its business through significant acquisitions and internal growth and growing the channels the Company targets, while remaining an independent public company, as well as the level of interest the Company had historically received from other potential acquirors, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that completion of the Offer and consummation of the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value.

•	Negotiations with Oracle. The course of negotiations between the Company and Oracle and the consideration of potential other acquirors of the Company, and the resulting increase from an initial indication of $64.25 to the Offer Price.

•	Arms’ Length Negotiations. The Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and are the product of arms’ length negotiations between the Company, with the assistance of its advisors, on the one hand, and Parent and Oracle, with the assistance of its advisors, on the other hand.

•	Opinion of Financial Advisor. The opinion of Centerview rendered to the Board on June 22, 2014, which was confirmed by delivery of a written opinion dated such date, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “—Opinion of Centerview Partners LLC”. The Board was aware that Centerview became entitled to certain fees upon the execution of the Merger Agreement and will become entitled to additional fees upon consummation of the Transactions, as more fully described below in “—Opinion of Centerview Partners LLC.”

•	Likelihood of Completion. The Board’s belief of the reasonable likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, (1) the limited number of conditions to the Offer and the Merger, (2) the fact that Oracle has agreed to cause the performance of the obligations of Parent and Purchaser under the Merger Agreement and (3) the fact that consummation of the Offer and the Merger are not subject to any financing conditions.

•	Business Reputation of Oracle. The business reputation and capabilities of Oracle and its management and the substantial financial resources of Oracle and, by extension, Parent and Purchaser, which the Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•

Terms of Merger Agreement; Ability to Respond to Unsolicited Proposals. The terms and conditions of the Merger Agreement, including the ability of the Company to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, written proposal for a business combination from a third party prior to completion of the Offer, the right of the Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee of approximately $157.8 million, and the belief of the Board that the termination fee was reasonable, would not be a significant deterrent to competing offers and was not designed to preclude higher offers from third parties.

The Board has also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The fact that the Company’s public stockholders will cease to participate in the Company’s future earnings growth or benefit from any future increase in its value following the Merger and the possibility that the price of the Common Stock might have increased in the future to a price greater than $68.00 per share.

•	Exclusivity Agreement. The fact that the Exclusivity Agreement, the execution of which Oracle made a condition to its willingness to negotiate a possible acquisition of the Company, limited the Board’s ability to solicit bids from other potential buyers or to conduct an auction process prior to entering into the Merger Agreement.

•	No-Shop Restrictions. The restrictions that the Merger Agreement imposes on soliciting competing acquisition proposals.

•	Termination Fee. The possibility that the termination fee of approximately $157.8 million (or 3% of the equity value of the proposed transaction) payable by the Company to Parent may deter third parties who might be interested in exploring an acquisition of the Company and, if the Merger Agreement is terminated in circumstances where the termination fee is not immediately payable, may also impact the Company’s ability to engage in another transaction for up to one year following such termination should the Offer not be completed, and the fact that the Company may be required to pay the termination fee under circumstances in which the Company does not engage in an another transaction. In addition, the Board recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement. However, the Board was of the view, after discussion with the Company’s legal and financial advisors, that the amount of the termination fee and the provisions in the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company’s stockholders, and would not likely deter competing bids.

•	Closing Conditions. The fact that completion of the Offer and the Merger would require antitrust clearance in the United States and Europe, as well as the satisfaction of other closing conditions that are not within the Company’s control.

•	Time and Expense Commitment. The significant costs involved in connection with entry into the Merger Agreement, completion of the Offer and consummation of the Merger and the substantial time and effort of management required to complete the Offer and consummate the Merger and related disruptions to the operation of the Company’s business.

•	Taxable Consideration. The fact that the gains from the transactions contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes.

•	Business Disruption Resulting from Offer. The possible disruption to the Company’s business and the possible effect on the ability of the Company to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of the Company’s management.

•

Potential Conflicts of Interest. The fact that the Company’s executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of the Company’s other stockholders. For a further discussion of such conflicts of interest, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

•	Interim Restrictions on Business Pending the Completion of the Offer. The restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Offer which could delay or prevent the Company from undertaking some business opportunities that may arise during that time.

•	Litigation Risk. An increased risk of litigation, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The risks and costs to the Company if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships, and the payment by the Company of its expenses associated with the Offer and Merger.

The Board believed that, overall, the potential benefits of the Merger Agreement and the Transactions to the Company’s stockholders outweighed the uncertainties and risks and other potentially negative factors concerning the Merger Agreement and the Transactions.

The foregoing discussion of information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the Transactions. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, in consultation with the Company’s management and legal and financial advisors. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

Recommendation of the Board

In light of the factors described above, the Board has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Maryland Law, (3) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (4) to the extent required by Maryland Law, approved and directed that the Merger be submitted for consideration at a meeting of the Company’s stockholders.

Opinion of Centerview Partners LLC

Centerview Partners LLC (“Centerview”) was retained as financial advisor to the Board in connection with the proposed Transactions. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to holders of Shares (other than (x) each Share held by the Company as treasury stock or owned by Oracle, Parent or Purchaser immediately prior to the effective time of the Merger, and (y) each Share held by any Subsidiary (as defined in the Merger Agreement) of either the Company or Oracle (other than Parent or Purchaser) immediately prior to the effective time of the Merger (the Shares referred to in clauses (x) and (y), along with any Shares held by any affiliate of Oracle, “Excluded Shares”) of the Offer Price proposed to be paid to such holders pursuant to the Merger Agreement. On June 22, 2014, Centerview rendered to the Board its oral opinion, subsequently confirmed in a written opinion dated such date, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated June 22, 2014, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex I and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement and did not address any other term or aspect of the Merger Agreement or the Transactions. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter.

The written opinion of Centerview described above should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated June 22, 2014 (“Draft Agreement”);

•	Annual Reports on Form 10-K of the Company for the fiscal years ended June 30, 2013, June 30, 2012 and June 30, 2011;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Management Projections,” and which is collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview conducted discussions with members of the senior management of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Management Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. For purposes of its opinion, Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and its opinion did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with the Company. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the members of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a brief summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated June 22, 2014. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis should not be taken to be Centerview’s view of the actual value of the Company. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 16, 2014 (the last trading day before which certain media reports speculated that a transaction was contemplated) with respect to the Company and June 20, 2014 (the last trading day before the public announcement of the Transactions) for other companies and is not necessarily indicative of current market conditions. The implied price ranges described below were rounded to the nearest $0.25.

Public Comparables Analysis.

Centerview compared certain financial information for the Company to corresponding financial information for the following publicly traded companies that Centerview deemed comparable based on its experience and professional judgment to the Company. Centerview divided these companies into two sub-groups as indicated below, one group populated by what Centerview deemed the most comparable peers to the Company (the “Peer Companies”) and a broader group of public companies in the software or solutions sector (the “Software Companies”):

Peer Companies

•	NCR Corporation

•	Ingenico S.A.

•	VeriFone Systems, Inc.

•	PAR Technology Corporation (for reference only)

•	Agilysys, Inc. (for reference only)

Software Companies

•	Teradata Corporation

•	Synopsys, Inc.

•	Open Text Corporation

•	Nuance Communications, Inc.

•	Cadence Design Systems, Inc.

•	PTC, Inc.

•	Informatica Corporation

•	TIBCO Software Inc.

•	Mentor Graphics Corporation

•	Manhattan Associates, Inc.

Although none of the selected companies is directly comparable to the Company, these companies were selected, among other reasons, because they are publicly traded technology companies with operations and businesses that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. The Peer Companies are companies that, in Centerview’s judgment, provide products and services that are most similar to the Company’s products and services among the selected companies while the Software Companies generally have similar financial profiles and provide software and solutions services similar to those offered by the Company, but generally do not have a hardware business that offers hardware products similar to the Company’s hardware products. Further, although Centerview considered PAR Technology Corporation and Agilysys, Inc. to be Peer Companies based on the products and services offered, Centerview determined that for purposes of the ranges and calculations described below, PAR Technology Corporation and Agilysys, Inc. were too small compared to the Company for Centerview to use the financial metrics observed in PAR Technology Corporation and Agilysys, Inc. in this analysis. Accordingly, the ranges and financial metrics of the Peer Companies described below exclude PAR Technology Corporation and Agilysys, Inc. At the direction of the Company, the “Management Projections” described below under “—Company Management Projections,” and projections for other companies were calendarized by Centerview based on the data provided in the Management Projections and publicly available data and the Company approved and directed the use of such calendarized data for purposes of Centerview’s analysis.

Using publicly available information it obtained from SEC filings and FactSet, as of June 20, 2014, Centerview calculated and analyzed each company’s ratio of its current stock price to its projected calendar year 2015 earnings per share, or EPS (a ratio commonly referred to as a price to earnings ratio, or P/E). With respect to the Peer Companies, Centerview observed a range of P/E ratios from 9.6x to 18.4x. In determining the range of implied per Share equity value based on the Peer Companies’ P/E ratios, Centerview did not use the mean or median P/E ratio of the Peer Companies, but observed that such mean P/E ratio was 15.2x and such median was 17.6x. The range of projected calendar year 2015 P/E ratios among the 25th to 75th percentile of the Software Companies was 13.9x to 19.8x. In determining the range of implied per Share equity value based on the Software Companies’ P/E ratios, Centerview did not use the mean or median P/E ratio of the Software Companies, but observed that such mean P/E ratio was 17.1x and such median was 15.7x.

Applying the ranges above to the Company’s projected calendar year 2015 EPS of $2.95 as set forth in the Management Projections resulted in the following implied per share equity value ranges for the Common Stock:

Valuation Basis (Applied Range)	Implied Per Share Price Range
Peer Companies P/E Ratios (9.6x-18.4x)	$28.25-54.25
Software Companies P/E Ratios (13.9x-19.8x)	$41.00-58.25

Centerview then compared the results of the above analysis to the Offer Price to be paid in the Offer and the Merger to holders of the outstanding Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Precedent Acquisitions Analysis

Centerview analyzed certain information relating to selected transactions that Centerview deemed relevant to consider in relation to the Company and the Transactions. These transactions were:

Date Announced	Target	Acquiror
5/6/2013	BMC Software, Inc.	Investor Group

5/12/2010	Sybase, Inc.	SAP AG

6/13/2014	OpenTable, Inc.	The Priceline Group Inc.

7/2/2012	Quest Software, Inc.	Dell Inc.

3/28/2011	GSI Commerce, Inc.	eBay Inc.

3/11/2011	Lawson Software, Inc.	Infor, Inc./ Golden Gate Capital

11/1/2012	JDA Software Group, Inc.	RedPrairie Holding, Inc.

7/1/2011	Blackboard Inc.	Providence Equity Partners LLC

2/4/2013	Acme Packet, Inc.	Oracle Corporation

2/12/2010	SkillSoft Public Limited Company	Investor Group

7/11/2011	Radiant Systems, Inc.	NCR Corporation

8/27/2012	Deltek, Inc.	Thoma Bravo, LLC

4/4/2011	Epicor Software Corporation	Apax Partners Holdings Ltd.

11/2/2010	Art Technology Group, Inc.	Oracle Corporation

11/28/2012	Retalix Ltd.	NCR Corporation

No company or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. These transactions above were selected, among other reasons, because their participants, size and other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. Financial data for the selected transactions was based on publicly available information at the time of the relevant transactions.

Using publicly available information, Centerview calculated, for each selected transaction, the implied total enterprise value, as a multiple of the target company’s last-twelve months, or LTM, (i) revenue at the time of the transaction (“Total Enterprise Value/LTM Revenue”) and (ii) EBITDA at the time of the transaction (“Total Enterprise Value/LTM EBITDA”).

The following table represents the results of this analysis (dollars in millions):

Precedent Transactions	25th Percentile	75th Percentile	Mean	Median
Total Enterprise Value/LTM Revenue	2.5x	3.6x	3.3x	3.0x
Total Enterprise Value/LTM EBITDA	11.0x	15.4x	13.0x	13.0x

Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a valuation range of 2.5x to 3.6x to the Company’s LTM Revenue of $1,338 million for the twelve months ended March 31, 2014 and a valuation range of 11.0x to 15.4x to the Company’s LTM EBITDA of $291 million for the twelve months ended March 31, 2014.

Applying the ranges above resulted in the following implied per Share equity value range (the combined minimum and maximum value range implied by the selected LTM Revenue and LTM EBITDA multiple ranges) for the Common Stock:

Valuation Basis (Applied Range)	Implied Per Share Price Range
LTM Revenue (2.5x to 3.6x) and LTM EBITDA (11.0x to 15.4x)	$50.75-70.50

Centerview then compared the results of the above analysis to the Offer Price to be paid in the Offer and the Merger to holders of the outstanding Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Management Projections, referred to below under “—Company Management Projections.” Centerview determined a range of terminal values for the Company by using (1) a terminal multiple method with an LTM EBITDA multiple range of 11.0x to 14.0x and (2) a perpetuity growth method using perpetuity growth rates of 2.0% to 4.0%, which implied an EBITDA multiple range of 7.0x to 10.3x. Centerview then discounted to present value the unleveraged free cash flows of the Company and the terminal values for the Company, in each case using discount rates ranging from 10.5% to 11.5%, reflecting Centerview’s estimates of the Company’s weighted average cost of capital. The weighted average cost of capital is determined by the sum of (a) the market value of equity as a percentage of the total value of the Company’s capital multiplied by the Company’s estimated cost of equity and (b) the book value of debt as a percentage of the total value of the Company’s capital multiplied by the Company’s estimated after-tax market cost of debt. The Company’s estimated cost of equity was calculated using the Capital Asset Pricing Model which took into account the betas of comparable companies, the risk-free rate, a historical equity market risk premium and a size premium (both of which were sourced from the Ibbotson Associates 2013 Yearbook).

This analysis resulted in the following implied per Share equity value ranges for the Common Stock:

Valuation Basis	Implied Per Share Price Range
Terminal Multiple Method	$56.75-68.75
Perpetuity Growth Method	$43.75-56.00

Centerview then compared the results of the above analysis to the Offer Price to be paid in the Offer and the Merger to holders of the outstanding Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Considerations

Centerview noted for the Board certain additional factors solely for informational purposes, including, among other things, the following:

•	Historical closing trading prices of the Common Stock during the 52-week period ended June 16, 2014 (the last trading day before which certain media reports speculated that a transaction was contemplated), which reflected low and high stock trading prices for the Company during such period of approximately $42.00 to $59.25 per Share;

•	Stock price targets for the Common Stock in publicly available Wall Street research analyst reports prior to June 16, 2014 (the last trading day before which certain media reports speculated that a transaction was contemplated), which indicated low and high stock price targets for the Company ranging from $63.00 to $68.00 per Share; and

•	An analysis of premia paid in 161 announced and completed U.S. cash transactions with transaction values between $1.0 billion and $10.0 billion since January 1, 2010. The premia in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date (i) one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction, (ii) one week prior to such date and (iii) four weeks prior to such date. The mean, median, 25th percentile and 75th percentile premia paid for the selected transactions were 40%, 34%, 24% and 47%, respectively, for the one-day metric; 42%, 35%, 26% and 47% respectively, for the one-week prior metric; and 45%, 37%, 25% and 51% for the four-week prior metric. Centerview calculated that the premia paid in the 25th to 75th percentile of such transactions implied a per share price range of $68.75 to $80.00.

•	In addition, Centerview performed an analysis of the premia paid in the 15 transactions identified for purposes of the Precedent Acquisitions Analysis. The premia in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date (i) one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction, (ii) one week prior to such date and (iii) four weeks prior to such date. The mean, median, 25th percentile and 75th percentile premia paid for the selected transactions were 31%, 31%, 18% and 44%, respectively, for the one-day metric; 31%, 30%, 19% and 41% respectively, for the one-week prior metric; and 33%, 31%, 21% and 42% for the four-week prior metric. Centerview calculated that the premia paid in the 25th to 75th percentile of such transactions implied a per share price range of $64.75 to $77.00.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

In performing its financial analyses, Centerview considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the Company’s and its advisors’ control. No company or transaction used in the analyses is identical to the Company or the Transactions, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies analyzed. The assumptions and estimates contained in the financial analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. In addition, financial analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Centerview prepared the above analyses for the purpose of providing its opinion to the Board regarding whether, as of the date of Centerview’s written opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Centerview or any other person assumes responsibility if future results are different from those described, whether or not any such difference is material.

Centerview’s financial analyses and opinion were only one of many factors considered by the Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Board or management of the Company with respect to the Transactions or the Offer Price payable in the Transactions or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has not provided any investment banking or other services to the Company, Oracle, Parent or Purchaser for which it has received any compensation. Centerview may provide investment banking and other services to or with respect to the Company or Oracle or their respective affiliates in the future, for which it may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Oracle, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience. Centerview is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board, the Company has agreed to pay Centerview an aggregate fee of approximately $27,350,000. Of that amount, $1,000,000 was payable upon the public announcement of the execution of the Merger Agreement and the balance is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses, and to indemnify Centerview against certain liabilities that may arise from Centerview’s engagement.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all outstanding shares of Common Stock held of record or beneficially by such persons for purchase pursuant to the Offer, other than shares of Common Stock that are not transferable.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

See “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” above for a description of the Company’s engagement with Centerview.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days prior to the date of this Statement, no transactions with respect to the shares of Common Stock have been effected by the Company or, to the Company’s knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers, directors, affiliates or subsidiaries, except for the following:

Name	Date	Nature of Transaction	Shares (#)	Weighted Average Price per Share ($)
Kaweh Niroomand	5/9/14	Exercise of stock option award	57,731	25.91
Kaweh Niroomand	5/9/14	Sale of shares underlying stock option award	57,731	51.01
Kaweh Niroomand	5/12/14	Exercise of stock option award	22,269	25.91
Kaweh Niroomand	5/12/14	Sale of shares underlying stock option award	22,269	51.32
Peter J. Rogers Jr.	5/23/14	Exercise of stock option award	40,000	25.91
Peter J. Rogers Jr.	5/23/14	Sale of shares underlying stock option award	40,000	52.32
Kaweh Niroomand	6/13/14	Exercise of stock option award pursuant to a Rule 10b5-1 plan	40,000	25.91
Kaweh Niroomand	6/13/14	Sale of shares underlying stock option award pursuant to a Rule 10b5-1 plan	40,000	55.00
Kaweh Niroomand	6/13/14	Open Market Sale	15,500	55.00

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as indicated in this Statement (including the exhibits to this Statement or incorporated in this Statement by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (3) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as indicated in this Statement (including the exhibits to this Statement or incorporated in this Statement by reference), there are no transactions, board resolutions, agreements in principle, or signed contracts that were entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information

The information contained in all of the exhibits to this Statement referred to in Item 9 below is incorporated herein by reference in its entirety.

Golden Parachute Compensation

Background

In this Statement, the Company is required to disclose any agreement or understanding, whether written or unwritten, between the named executive officers and the Company or Oracle concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. The Company has entered into the Altabef Employment Agreement, Patz Employment Agreement, Altabef Option Agreements, and Patz Option Agreements (together, “Employment and Option Agreements”) that provide for change in control benefits to Mr. Altabef and Mr. Patz, and the Company maintains the Executive Severance Plan in which Ms. Russo and Mr. Niroomand participate. The terms and conditions of these agreements are described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements or Arrangements with Executive Officers of the Company—Change of Control and Severance Agreements,” incorporated herein by reference.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based upon or otherwise related to the transactions contemplated by the Merger Agreement. If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under the terms of the Company’s Executive Severance Plan, pursuant to which the named executive officers may become entitled to receive certain payments and benefits.

For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the Offer is consummated on June 25, 2014, (ii) each applicable named executive officer incurs a termination of his or her employment without “good cause” or for “good reason” on the date immediately following the change of control (or, in the case of Mr. Patz, he terminates his employment for any reason or no reason), (iii) the Offer Price is $68.00 per Share, and (iv) the Employment and Option Agreements or Executive Severance Plan would cause the unvested Options held by each named executive to fully vest. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination. For additional details regarding the terms of the payments quantified below, see Item 3 under the heading “Agreements or Arrangements with Executive Officers of the Company—Change of Control and Severance Agreements.”

To the extent that the payments and benefits shown below provided under the Executive Severance Plan constitute “parachute payments” within the meaning of the Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (“Code”), then the benefits will be payable either (i) in full, or (ii) as to such lesser amount which would result in no portion of such benefits being subject to the excise tax under Section 4999 of the Code, whichever of the foregoing amounts (taking into consideration applicable taxes, including the excise tax under Section 4999) would result in the receipt by Executive on an after-tax basis of the greatest amount of benefits (even if some of such benefits are taxable under Section 4999). The amounts set forth below do not take into effect any possible reduction due to the application of Section 280G of the Code as set forth above. No named executive officer is entitled to tax gross ups on any of the payments and benefits shown below.

The following table summarizes the value of benefits payable to each named executive officer pursuant to the arrangements described above, using ordinary rounding principles (all amounts shown below in dollars) and assuming that a change of control occurred on June 25, 2014 and that each named executive officer incurred a termination of his or her employment without “good cause” or for “good reason” (or, in the case of Mr. Patz, he terminated his employment for any reason or no reason) immediately following the change of control:

Name	Cash (4)	Equity (5)	Perquisites/Benefits	Total (6)
Peter A. Altabef (1)	5,908,240	3,755,800	46,066	9,710,106
Thomas L. Patz (2)	5,392,770	4,287,499	46,066	9,726,335
Cynthia A. Russo (3)	1,585,217	3,156,499	23,033	4,764,749
Kaweh Niroomand (3)	4,023,171	3,910,499	—	7,933,670

(1)

The Altabef Employment Agreement provides for a “double trigger” lump sum cash termination payment equal to 2.99 multiplied by the sum of (i) Mr. Altabef’s highest annual base salary prior to his date of termination and (ii) Mr. Altabef’s eligible target bonus for the fiscal year of his termination, if during the two-year period following a change in control he is terminated by the Company for other than “good cause”

or voluntarily resigns for “good reason.” In addition, if the “double trigger” conditions are met, Mr. Altabef, his spouse, and his dependents are eligible to continue to receive the medical and dental coverage in effect as of the date of his termination (or generally comparable coverage) for a period of 36 months following termination at the same premium rates as the Company charges active employees. The Altabef Employment Agreement contains one-year post-termination non-competition, confidential information, non-solicitation of clients/customers and non-solicitation of Company employee restrictive covenants.
(2)	The Patz Employment Agreement provides for a lump sum cash termination payment equal to 2.99 multiplied by the sum of (i) Mr. Patz’s highest annual base salary prior to his date of termination and (ii) Mr. Patz’s eligible target bonus for the fiscal year of his termination, if Mr. Patz terminates employment for any reason within 30 days following the change in control. In addition, if Mr. Patz terminates employment for any reason or no reason within 30 days following the change in control, Mr. Patz, his spouse, and his dependents are eligible to continue to receive the medical and dental coverage in effect as of the date of his termination (or generally comparable coverage) for a period of 36 months following termination at the same premium rates as the Company charges active employees. The Patz Employment Agreement contains one-year post-termination non-competition, confidential information, non-solicitation of clients/customers and non-solicitation of Company employee restrictive covenants.
(3)	Ms. Russo and Mr. Niroomand participate in the Executive Severance Plan. The Executive Severance Plan provides that upon the change in control that will result from the Offer, all Company equity-based awards granted to participating executive officers and outstanding immediately prior to the date of the change in control will immediately vest. The Executive Severance Plan also provides for a “double trigger” lump sum cash severance payment equal to (i) 1.5 times the sum of (A) the participant’s highest annual base salary prior to termination and (B) the participant’s stated annual target bonus for the fiscal year in effect as of such participant’s termination date, plus (ii) the participant’s stated annual target bonus, prorated based on the portion of the fiscal year prior to the date of the participant’s termination, plus (iii) the cost of continuing coverage under the Company’s medical and dental plans for 18 months pursuant to COBRA, less the amount that the participant would be required to contribute for such coverage if he or she were an active employee of the Company, if the Company terminates the participant for any reason other than on account of “good cause,” death or disability, or if the participant voluntarily terminates employment with the Company for “good reason,” during the two-year period commencing on the date of a change of control. Payment of the benefit is contingent on the participant’s execution and non-revocation of a release that includes an affirmation to comply with the Executive Severance Plan’s restrictive covenants, which include a one-year non-solicitation of customers/clients provision, a one-year non-recruitment of Company employees provision and an 18-month confidential information provision. Mr. Niroomand’s salary is denominated and paid in Euros. For purposes of calculating his cash severance benefit for this table, his salary amount was converted to U.S. dollars using the 12-month average exchange rates for the Euro during fiscal year 2014. Payment of the cost of continuing coverage under the Company’s medical and dental plans is contingent upon the participant electing continuation coverage under the Company’s U.S. medical and dental plans. The payment of this amount is not reflected in the “perquisites/benefits” column for Mr. Niroomand as he does not participate in the Company’s U.S. medical and dental plans and is therefore ineligible for the benefit. For the purpose of determining Mr. Niroomand’s cash severance benefit, the value of any severance benefits to which Mr. Niroomand is entitled under German law (in addition to his benefit under the Executive Severance Plan) is not included in the table.
(4)	The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination. The table estimates the value of benefits payable to each named executive officer pursuant to the arrangements described above as if a change of control occurred on June 25, 2014 and each named executive officer incurred a termination of his or her employment without “good cause” or for “good reason” (or, in the case of Mr. Patz, he terminated his employment for any reason or no reason) immediately following the change of control. If instead the change of control and subsequent terminations were assumed to occur on September 1, 2014, the estimated cash severance amounts would be as follows: Mr. Altabef: $6,144,570; Mr. Patz: $5,608,481; Ms. Russo: $1,336,180; Mr. Niroomand: $3,327,196. The amount for Mr. Niroomand is based on his salary, which is denominated and paid in Euros, and was converted to U.S. dollars using the 12-month average exchange rates for the Euro during fiscal year 2014.

(5)	The Altabef Option Agreements, the Patz Option Agreements, and the Executive Severance Plan provide for the “single trigger” immediate acceleration of unvested Options upon a change in control.
(6)	Stefan Piringer was a named executive officer of the Company until his retirement, effective June 30, 2014. None of Mr. Piringer’s compensation was based upon or otherwise related to the transactions contemplated by the Merger Agreement and is not included in the table.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer or the Merger.

Anti-Takeover Statutes

The Company is incorporated under the laws of the State of Maryland. As a Maryland corporation, the Company is subject to Title 3, Subtitles 6 and 7 of Maryland Law. Under Title 3, Subtitle 6, “business combinations” between a Maryland corporation and an “interested stockholder” or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer, issuance or reclassification of equity securities, or certain other transactions. An interested stockholder is defined as: (i) any person who beneficially owns directly or indirectly 10% or more of the voting power of the corporation’s outstanding voting stock ; or (ii) an affiliate or associate of the corporation that, at any time within the two-year period prior to the date in question, was the beneficial owner directly or indirectly of ten percent or more of the voting power of the then outstanding voting stock of the corporation. Title 3, Subtitle 6 will not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder or an affiliate of an interested stockholder that was not exempted from the operation of the statute prior to the person becoming an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single class; and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or which are held by an affiliate or associate of the interested stockholder. These super-majority voting requirements do not apply if the corporation’s common stockholders receive a fair price, as defined under Maryland Law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. In accordance with the provisions of Title 3, Subtitle 6, the Company’s Board of Directors has exempted any business combination with Oracle and its affiliates from the provisions of Title 3, Subtitle 6.

Under Title 3, Subtitle 7, “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock of the corporation in which the acquirer, officers of the corporation or directors who are employees of the corporation are entitled to exercise or direct the exercise of voting power in the election of directors are excluded from shares entitled to vote on the matter. Except as otherwise specified in Title 3, Subtitle 7, a “control share acquisition” means the acquisition of control shares. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is entitled to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.

A person who has made or proposes to make a “control share acquisition”, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of such demand to consider the voting rights of the shares.

If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required under Title 3, Subtitle 7, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any special meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

Title 3, Subtitle 7 does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation by a provision adopted at any time before the acquisition of the shares.

The Company has amended its By-Laws to exempt from the provisions of Title 3, Subtitle 7 any acquisition of shares of the Company by any person or entity pursuant to or in connection the transactions contemplated by the Merger Agreement.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer.

Vote Required to Approve the Merger

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with Maryland Law. If Purchaser holds, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any subsequent offering period (as provided in Rule 14d-11 under the Exchange Act), Purchaser will merge with and into the Company under the “short-form” merger provisions of Maryland Law, without action by, any other stockholder of the Company. Maryland Law requires Purchaser to deliver, at least 30 days prior to such merger, a notice to the Company’s stockholders of such merger. A copy of such notice is filed as Exhibit (a)(7) of the Schedule TO and is incorporated herein by reference. If Purchaser holds in the aggregate less than 90% of the outstanding Shares, the affirmative vote, as permitted under Maryland Law, of stockholders of the Company holding a majority of the outstanding shares entitled to vote as a group or class on the Merger will be required under Maryland Law to effect the Merger. After the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own at least a majority of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up Option

In the Merger Agreement, the Company granted Parent and Purchaser the option (the “Top-Up Option”) to purchase at the Offer Price, a number of newly issued shares of Common Stock equal to the lesser of (i) the number of shares that, when added to the number shares of Common Stock already directly or indirectly owned by Oracle, Parent and Purchaser following consummation of the Offer, constitutes 90% of the total amount of shares outstanding on a fully diluted basis immediately after taking into account the issuance of the shares pursuant to the Top-Up Option or (ii) the aggregate number of shares of Common Stock that the Company is authorized to issue under its Restated Articles of Incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of exercise of the Top-Up Option. If Parent, Purchaser and any of their respective affiliates acquire at least 90% of the outstanding shares of Common Stock, including through exercise of the Top-Up Option, the parties have agreed to take all necessary and appropriate action to complete the Merger through the “short form” procedures available under Maryland Law.

This summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement.

Short-Form Merger

Under Section 3-106 of Maryland Law, if Purchaser, Parent or Oracle acquire, pursuant to the Offer or otherwise, in excess of 90% of the outstanding Shares, subject to the receipt of required regulatory approvals, Purchaser, Parent and Oracle will be able to effect the Merger after completion of the Offer under the short-form merger provisions of Maryland Law without any further action by the stockholders of the Company.

Furthermore, if Purchaser, Parent and Oracle own less than all of the Company’s outstanding Common Stock as of immediately prior to the short-form merger, then a Maryland short-form merger notice must be provided to each of the Company’s stockholders who otherwise would have been entitled to vote on the Merger at least 30 days prior to the completion of the short-form merger. A copy of such notice is filed as Exhibit (a)(7) of the Schedule TO and is incorporated herein by reference.

Section 14(f) Information Statement

Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, the Company expects to file with the SEC and transmit to the Company’s stockholders the Information Statement in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company’s Board of Directors other than at a meeting of the Company’s stockholders after acquiring Shares pursuant to the Offer.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (including the related rules and regulations that have been promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”)), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Pursuant to the HSR Act, on July 1, 2014, Oracle and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 pm, New York City time on July 16, 2014. However, the initial waiting period may be terminated prior to such date and time by the FTC, or Purchaser and the Company may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of 10 calendar days, which will begin on the date on which the Purchaser has substantially complied with the Second Request. Complying with a

Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to the Company or by the Company supplying the requested information, the Company is required to respond to the request with a reasonable amount of time. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require us or Oracle to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. See Section 15 of the Offer to Purchase under the heading “Conditions of the Offer.”

We and Oracle also conduct business outside of the United States. Under the EC Merger Regulation, the purchase of Shares pursuant to the Offer and the Merger may not be completed until the expiration of a 25 business day waiting period following the filing of a notification concerning the Offer (and the Merger) with the European Commission (the “Commission”), unless the waiting period is earlier terminated. This waiting period can be extended by 10 business days in case the Purchaser offers commitments or remedies to the Commission in order to address competitive concerns raised by the Commission to obtain approval for the purchase of Shares pursuant to the Offer. The waiting period starts the first business day after the filing of the notification. We and Oracle agreed to submit a draft of the Form CO concerning the Offer and the Merger with the Commission on or before July 8, 2014.

Under the EC Merger Regulation, the required waiting period will expire if the Commission has not decided to open a “Phase II” investigation within such 25-business day or 35-business day period. If a Phase II investigation is undertaken, the waiting period with respect to the Offer could be extended for an additional period of up to 90 business days (or 105 business days if we offer commitments to the Commission).

If either of the waiting periods expires on a Saturday, Sunday or official holiday of the European Union, the waiting period will be extended until 11:59 p.m. Central European Time of the next day that is not a Saturday, Sunday or official holiday of the European Union.

The European Commission frequently scrutinizes the legality under the EU competition laws of transactions like the Offer and the Merger. At any time, the European Commission could take any action under the competition laws that it considers necessary or desirable to ensure competition in the EU is not distorted, including seeking (i) to require Purchaser to abandon the purchase of Shares and the Merger, (ii) to require us or Oracle to enter into structural remedies (and thus divest one or more business units or assets) referred to as “commitments”, or (iii) to require us or Oracle to enter into behavioral commitments whereby we or Oracle commit to take or refrain from taking certain actions to ensure undistorted competition in relevant markets.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, we and Oracle believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither we nor Oracle can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 of the Offer to Purchase under the heading “Conditions of the Offer.”

Company Management Projections

In connection with the evaluation of a possible transaction involving the Company and in connection with the rendering of Centerview’s opinion described under “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” Centerview and our Board were provided with a non-public, unaudited, stand-alone, financial forecast for years ranging from 2014 to 2019, which is described below and which we refer to as the “Management Projections.” Separately and as described below, Oracle was provided with certain projected financial information for the years 2014 and 2015 (such information, together with the Management Projections, the “Projections”).

The Projections were prepared solely for internal use and were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with the published guidelines of the SEC regarding projections and the use of measures other than generally accepted accounting principles as applied in the United States (“GAAP”), the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or forecasts, or generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections described below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond the Company’s control. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than forecasted. The Projections cover multiple years and such information by its nature becomes less predictive with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. None of the Company, Oracle, Parent, Purchaser, any of their respective affiliates or representatives or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections described below.

The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by Parent and Purchaser pursuant to the Offer and the Merger. The Company’s management’s internal financial forecast, upon which the Projections were based, are subjective in many respects. As a result, the inclusion of the Projections in this Statement should not be relied on as necessarily predictive of actual future events.

The Projections are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “—Forward-Looking Statements” below.

The information from the Projections set forth below should be evaluated, if at all, in conjunction with the historical consolidated financial statements and other information regarding the Company contained elsewhere in this Statement, the Offer to Purchase and our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Statement are cautioned not to place undue, if any, reliance on the Projections described in this Statement.

The Projections set forth below are not being included in this Statement to influence your decision whether to tender your Shares in the Offer or because the Company believes they are material or because the Company believes they are a reliable prediction of actual future results.

Management Projections (1)

	(dollars in millions)
	2014E	2015E	2016E	2017E	2018E	2019E
Revenue	$1,379	$1,460	$1,548	$1,655	$1,787	$1,930
Non-GAAP Operating Profit(2)	$263	$280	$303	$332	$363	$397
Non-GAAP Net Operating Profit After Taxes(3)	$183	$196	$212	$232	$254	$278
Unlevered Free Cash Flow(4)	$189	$112	$186	$227	$246	$268

(1)	Amounts in this table reflect financial scenarios of the Company prepared by the Company’s management as part of the Company’s business planning process for 2014 and which assume revenue growth based on the Company’s current working capital and financial resources, current productivity rate for the Company’s sales representatives, expected investments in headcount and no material acquisitions.
(2)	Non-GAAP Operating Profit is referring to operating income before interest and taxes, excluding amortization expense related to the Torex acquisition and including stock-based compensation expense. Additionally in Fiscal 2014 it excludes a one-time litigation charge, restructuring related to the Torex acquisition, and certain charges related to the contemplated transactions.
(3)	Non-GAAP Net Operating Profit After Taxes includes the tax effect on Non-GAAP Operating Profit.
(4)	Unlevered Free Cash Flow is referring to earnings before interest and taxes, less cash taxes, plus depreciation and amortization, and less capital expenditures and changes in net working capital.

As noted above, the projected financial information for the years 2014 and 2015 described below was separately provided to Oracle in connection with its due diligence review of the Company.

	(dollars in millions)
	2014E	2015E
Revenue	$1,389	$1,475
Non-GAAP Income Before Taxes(1)	$280	$300

(1)	Non-GAAP Income Before Taxes is referring to income before taxes, including net non-operating income of $3 for 2014 and $1 for 2015, excluding stock based compensation expense of $18 for 2014 and $20 for 2015, and excluding amortization expense related to the Torex acquisition. Additionally, in 2014 it excludes a one-time litigation charge, restructuring relating to the Torex acquisition and certain charges related to the contemplated transactions.

No representation is made by the Company or any other person to any stockholder of the Company or any other person regarding the ultimate performance of the Company compared to the information included in the above unaudited, stand-alone, projected financial information for the Company. The inclusion of unaudited, stand-alone, projected financial information in this Statement should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. Except to the extent required by federal securities laws, neither the Company nor any of its affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the above prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events.

Certain Litigation

On June 26, 2014 and on June 27, 2014, putative class action complaints were filed in the Circuit Court for Howard County by purported stockholders of the Company in connection with the pending Offer and the Merger. The actions captioned Boudreaux v. MICROS Systems, Inc., et al. and Stein v. MICROS Systems, Inc., et al. allege that the directors of the Company breached their fiduciary duties by, among other things, approving a merger that provides for inadequate consideration for the Company’s stockholders and that the Merger

Agreement includes allegedly preclusive deal protection provisions; and that Oracle, Parent and Purchaser allegedly aided and abetted the directors in breaching their duties to the stockholders. Stein also brings a declaratory judgment claim against all defendants, and Boudreaux includes a claim that the Company aided and abetted the directors’ breaches of fiduciary duties, as well as allegations about purported conflicts of interest. The actions seek various remedies, including enjoining the Merger from being consummated, damages (in the Stein case only), and costs and fees relating to the lawsuits.

The outcome of these matters is uncertain. An adverse judgment or judgments for monetary damages could have a material adverse effect on the operations and liquidity of the Company. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger. The Company believes that these actions have no merit and intends to defend vigorously against them.

Forward-Looking Statements

This Statement contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this Statement include statements regarding the anticipated benefits of the transactions contemplated by the Merger Agreement; statements regarding the expected timing of the completion of the transactions; statements regarding the number of Shares that will be tendered in the Offer; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. All forward-looking statements are based on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the Offer, including uncertainties as to the timing of the Offer and Merger, uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer, the risk that competing offers will be made, and the possibility that various closing conditions for the Transactions may not be satisfied or waived. Other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in the Company’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Except as required by law, the Company undertakes no obligation to update any forward-looking statement to reflect subsequent events or circumstances.

Item 9.	Exhibits

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase, dated July 3, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(vi)	Summary Advertisement dated July 3, 2014 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

Exhibit No.	Document

(a)(2)(i)	Opinion of Centerview Partners LLC to the board of directors of MICROS Systems, Inc., dated June 22, 2014 (incorporated by reference to Annex I to this Schedule 14D-9).
(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release issued by MICROS Systems, Inc., on June 23, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MICROS Systems, Inc., with the SEC on June 24, 2013).

(a)(5)(ii)	Press Release issued by Oracle Corporation on June 23, 2014 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Oracle Corporation with the SEC on June 23, 2014).

(a)(5)(iii)	General Presentation issued by Oracle Corporation on June 23, 2014 (incorporated by reference to the Schedule TO filed by Oracle Corporation with the SEC on June 23, 2014).

(a)(5)(iv)	FAQ issued by Oracle Corporation on June 23, 2014 (incorporated by reference to the Schedule TO filed by Oracle Corporation with the SEC on June 23, 2014).

(a)(5)(v)	Customer and Partner Letter issued by Oracle Corporation on June 23, 2014 (incorporated by reference to the Schedule TO filed by Oracle Corporation with the SEC on June 23, 2014).

(a)(5)(vi)	Website materials published by Oracle Corporation on June 23, 2014 (incorporated by reference to the Schedule TO filed by Oracle Corporation with the SEC on June 23, 2014).

(a)(5)(vii)*	Section 14(f) Information Statement

(e)(1)	Agreement and Plan of Merger among MICROS Systems, Inc., OC Acquisition LLC, Rocket Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain sections thereof) Oracle Corporation, dated June 22, 2014 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A, filed by MICROS Systems, Inc. with the SEC on July 3, 2014).

(e)(2)	Confidentiality Agreement, dated as of April 12, 2014, between MICROS Systems, Inc. and Oracle Corporation.

(e)(3)	Exclusivity Agreement, dated as of June 6, 2014, between MICROS Systems, Inc. and Oracle Corporation.

(e)(4)	Form of Tender and Support Agreement among OC Acquisition LLC, Rocket Acquisition Corporation and the stockholders party thereto, dated June 22, 2014 (incorporated by reference to Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K/A filed by MICROS Systems, Inc. with the SEC on July 3, 2014).

(e)(5)	Restated Articles of Incorporation of MICROS Systems, Inc. (incorporated by reference to Exhibit 3(a) to the Quarterly Report on Form 10-Q filed by MICROS Systems, Inc. for the period ended September 30, 2013).

(e)(6)(i)	By-laws of MICROS Systems, Inc., as amended (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by MICROS Systems, Inc. with the SEC on September 18, 2013).

(e)(6)(ii)	Amendment to By-Laws of MICROS Systems, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by MICROS Systems, Inc. with the SEC on June 24, 2014).

(e)(7)	MICROS Systems, Inc. Executive Severance Plan, effective as of May 19, 2014

(g)	None.

*	To be filed by amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROS Systems, Inc.

By:
Name:	Peter A. Altabef
Title:	President, Chief Executive Officer
Date:	July 3, 2014

ANNEX I

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

June 22, 2014

The Board of Directors

MICROS Systems, Inc.

7031 Columbia Gateway Drive

Columbia, MD 21046

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.025 per share (the “Shares”) (other than Excluded Shares, as defined below), of MICROS Systems, Inc., a Maryland corporation (the “Company”), of the $68.00 per Share in cash, without interest, to be paid to such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) proposed to be entered into by and among the Company, OC Acquisition LLC, a Delaware limited liability company (“Parent”), Rocket Acquisition Corporation, a Maryland corporation and wholly owned subsidiary of Parent (“Merger Subsidiary”) and, solely with respect to the obligations identified therein, Oracle Corporation, a Delaware corporation (the “Ultimate Parent”). The Agreement provides (i) for Merger Subsidiary to make a tender offer to purchase any and all of the issued and outstanding Shares (the “Tender Offer”) at a price per Share of $68.00, net to the seller in cash without interest thereon, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Subsidiary will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (x) each Share held by the Company as treasury stock or owned by the Ultimate Parent, Parent or Merger Subsidiary immediately prior to the effective time of the Merger, and (y) each Share held by any Subsidiary (as defined in the Agreement) of either the Company or the Ultimate Parent (other than Parent or Merger Subsidiary) immediately prior to the effective time of the Merger (the Shares referred to in clauses (x) and (y), along with any Shares held by any affiliate of the Ultimate Parent, “Excluded Shares”)) will be converted into the right to receive $68.00 per Share in cash, without interest (the per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the public announcement of the execution of the Agreement and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not provided any investment banking or other services to the Company, the Ultimate Parent, Parent or Merger Subsidiary for which we have received any compensation. We may provide investment banking and other services to or with respect to the Company or the Ultimate Parent or their respective affiliates in the future, for

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The Board of Directors

MICROS Systems, Inc.

June 22, 2014

which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, the Ultimate Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated June 22, 2014 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the fiscal years ended June 30, 2013, June 30, 2012 and June 30, 2011; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

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The Board of Directors

MICROS Systems, Inc.

June 22, 2014

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. We were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with the Company. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The Company may reproduce this written opinion in full in any proxy statement, solicitation/recommendation statement or other filing required to be made by the Company with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law, and in materials required to be delivered to stockholders of the Company which are part of such filings. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

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